Exhibit 3.4
OPERATING AGREEMENT
OF
CCA HEALTH SERVICES, LLC
     THIS OPERATING AGREEMENT (the “Agreement”), dated as of December 18, 2008, is by and between CCA HEALTH SERVICES, LLC, a Tennessee limited liability company (the “Company”), and CCA of Tennessee, LLC, a Tennessee limited liability company (“Member”).
     WHEREAS, the Member desires to form the Company as a limited liability company in accordance with the Tennessee Revised Limited Liability Company Act, T.C.A. §§ 48-249-101 et seq., as amended (the “Act”).
     NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
Section 1. Organization.
     1.1. Formation. The Company was formed as a Tennessee limited liability company on December 18, 2008, by the filing of articles of organization in the office of the Secretary of State of Tennessee (the “Articles”). The Member hereby adopts and ratifies the Articles and discharges the organizer set forth therein from any further obligations, duties or liabilities to the Company as an organizer.
     1.2. Registered Office; Registered Agent. The registered office of the Company in the State of Tennessee will be the initial registered office designated in the Articles or such other office (which need not be a place of business of the Company) as the Member may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Tennessee will be the initial registered agent designated in the Articles or such other person as the Member may designate from time to time in the manner provided by law. The principal office of the Company will be at such location as the Member may designate from time to time, which need not be in the State of Tennessee.
     1.3. Powers. The Company will have the power to operate any lawful business and to exercise all powers permitted to be exercised by a limited liability company organized in the State of Tennessee.
     1.4. Term. The Company commenced on the date the Articles were filed with the Secretary of State of Tennessee, and will continue in existence until terminated pursuant to this Agreement.
Section 2. Members; Capital Contributions; Capital Accounts.
     2.1. Members. The name, address and Capital Contribution of each Member of the Company are set forth on Exhibit A attached hereto and incorporated herein. The President is hereby authorized to complete or amend Exhibit A to accurately reflect, without limitation, the admission of additional Members, the withdrawal of any Member, the change of address of any Member, the Capital Contribution of any Member, the Governance Interest of any Member, the Financial Interest of any Member, and any other information called for by Exhibit A.
     2.2. Additional Capital Contributions. No Member will be required to make any additional capital contribution to the Company except as may otherwise be agreed to by such Member.
     2.3. Capital Accounts. A separate capital account (a “Capital Account”) will be maintained for each Member in accordance with the Treasury Regulations promulgated under Section 704(b) of the Internal Revenue Code of 1986, as amended (the “Code”). Each Capital Account will consist of the sum of the contributions of a Member to the capital of the Company, plus that Member’s share of the profits of the Company, less that Member’s share of any losses of the Company, and less any distributions to or withdrawals made by or attributed to that Member by the Company. Notwithstanding anything herein to the contrary, no Member shall be under any obligation to make a contribution to the capital of the Company to restore a negative balance in such Member’s Capital Account, and such a deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatever.
Section 3. Allocation of Profits and Losses; Distribution of Cash.
     3.1. Allocation of Profits and Losses. The Net Profits, Net Losses, and other tax attributes of the Company shall be allocated to the Members in accordance with their Financial Interests in the Company, as set forth on Exhibit A and as adjusted from time to time pursuant to Section 2.1.
     3.2. Qualified Income Offset. Notwithstanding the above, any Member who unexpectedly receives an adjustment, allocation or distribution described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), shall be allocated items of income or gain in an amount and manner sufficient to eliminate any deficit created in such Member’s Capital Account (to the extent it exceeds such Member’s obligation to restore such deficit) as quickly as possible. The provisions of this Section 3.2 are intended to comply with the provisions of Treas. Reg. §1.704-1(b), including any amendments or successive regulations thereto and shall be so interpreted.
     3.3. Determination of Profits or Losses. Profits or losses of the Company shall be determined by use of the accounting method selected by the Members in accordance with standards generally accepted for such methods consistently applied. Any gains or losses from the sale of Company assets shall be included.
     3.4. Application of Cash Receipts. Cash receipts of the Company shall be applied in the following manner: first to pay any federal, state, or local taxes of any kind owed by the Company; then to pay operating expenses, debt service requirements, and other obligations of the Company currently due; then to make capital expenditures or improvements or reduce indebtedness of the Company in such manner as the Members shall determine; then to fund a reasonable working capital reserve as may be established from time to time by the Members; and then to the Members in proportion to their respective Financial Interests, subject to Section 3.5.

     3.5. Distribution of Cash Flow. Cash generated from Company operations, after application of the cash receipts as set out above, may be distributed to the Members from time to time in such amounts as the Members shall determine.
     3.6. Consent to Distributions. The Members hereby consent to the distributions provided for herein and agree to execute from time to time any amendments to this Agreement necessary or appropriate to reflect any withdrawal of or reduction in the Members’ Capital Accounts resulting from the distributions provided for herein.
Section 4. Management and Operation.
     4.1. Management. The power and authority to manage, direct and control the Company will be vested solely in the Members. The Members shall vote pro rata, based on their relative Governance Interests, on all matters to be voted upon by the Members.
     4.2. Officers. The Members may, from time to time, designate one or more individuals to be officers of the Company with such titles as the Members may assign to such individuals. The initial officers of the Company will be a Chief Manager and a Secretary, as specifically provided in Sections 4.3 and 4.4 below. Officers so designated will have such authority and perform such duties as the Members may from time to time delegate to them. Any number of officer positions may be held by the same individual. Any officer may resign as such at any time by providing written notice to the Company. Any officer may be removed as such, either with or without cause, by the Members, in the Members’ sole discretion. Any vacancy occurring in any officer position of the Company may be filled by the Members. The officers of the Company, if and when designated by the Members, will have the authority, acting individually, to bind the Company.
     4.3. Chief Manager. The Members hereby designate John D. Ferguson, as the initial Chief Manager of the Company. The Chief Manager will, subject to the control of the Members, have general supervision, direction and control of the business and affairs of the Company. Subject to the control of the Members, the Chief Manager will have the general powers and duties of management usually vested in the chief executive officer of a corporation, and will have such other powers and duties as may be prescribed by the Members.
     4.4. Secretary. The Members hereby designate G.A. Puryear, IV, as the initial Secretary of the Company. The Secretary will, subject to the control of the Members, prepare and keep the minutes of the proceedings of the Company in books provided for that purpose, see that all notices are duly given in accordance with the provisions of the Act, keep custody of the Company records, and have the general powers and duties usually vested in the secretary of a corporation, and will have such other powers and duties as may be prescribed by the Members.
Section 5. Indemnification; Limitation of Liability.
     5.1. Indemnification. The Company shall indemnify any individual who is or was a party, or who is threatened or was threatened to be made a party (the “Indemnitee”), to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an officer of the Company, against expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with such action, suit or proceeding, to the full extent permitted by applicable law. The right to indemnification conferred in this Section 5.1 includes the right of such individual to be paid by the Company for expenses incurred in defending any such action in advance of its final disposition (an “Advancement of Expenses”); provided, however, that the Company will only make an Advancement of Expenses upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it is ultimately determined that such Indemnitee is not entitled to be indemnified under this Section 5.1 or otherwise.
     5.2. Liability to Third Parties. No Member shall have any personal liability for any obligations or liabilities of the Company, whether such liabilities arise in contract, tort or otherwise.
Section 6. Fiscal Matters.
     6.1. Books and Records. Full and accurate books and records of the Company (including without limitation all information and records required by the Act) shall be maintained at the Company’s principal place of business, or at such other place as may be designated by the Members, showing all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary to, and generated in the course of, the Company’s business and affairs. The Members shall have access to the books and records of the Company during regular business hours at the Company’s principal place of business or such other place as may be designated under this Section 6.1.
     6.2. Tax Matters Partner. The Chief Manager shall be the “Tax Matters Partner” of the Company pursuant to Section 6231(a)(7) of the Code.
     6.3. Fiscal Year. The fiscal year of the Company for financial statement and federal income tax purposes will end on December 31, unless otherwise determined by the Members.
Section 7. Withdrawal.
     No Member may withdraw from the Company at any time without the unanimous consent of the other Members. Any withdrawal in violation of this Section 7 shall be deemed a “wrongful termination” within the meaning of Section 48-249-504 of the Act.
Section 8. Dissolution.
     The Company will dissolve and its affairs will be wound up as may be determined by the Members, or upon the earlier occurrence of any other event causing dissolution of the Company under the Act. In such event, the Members will proceed diligently to wind up the affairs of the Company and make final distributions, and will cause the existence of the Company to be terminated.

Section 9. General Provisions.
     9.1. Notices. All notices, offers, requests, demands, and other communications pursuant to this Agreement shall be given in writing by personal delivery, by prepaid first class registered or certified mail properly addressed with appropriate postage paid thereon, by facsimile transmission, or by UPS, FedEx or other recognized, reputable overnight courier and shall be deemed to be duly given and received on the date of delivery if delivered personally, on the second day after the deposit in the United States Mail if mailed, upon acknowledgment of receipt of electronic transmission if sent by facsimile transmission, or upon delivery if by UPS, FedEx or other recognized, reputable overnight courier. Notices shall be sent to the parties at the following addresses:

If to a Member:	To the last address of the Member shown on the books of the Company

If to Company:	CCA Health Services, LLC
10 Burton Hills Boulevard
Nashville, Tennessee 37215
Attention: President
     9.2. Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument that is executed by the Members.
     9.3. Binding Effect. This Agreement will be binding on and inure to the benefit of the Members and the Members’ respective heirs, legal representatives, successors, and assigns.
     9.4. Governing Law; Forum; Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee. This Agreement and its subject matter have substantial contacts with Tennessee, and all actions, suits, or other proceedings with respect to this Agreement shall be brought only in a court of competent jurisdiction sitting in Davidson County, Tennessee, or in the United States District Court having jurisdiction over that county. In any such action, suit, or proceeding, such court shall have personal jurisdiction of all of the parties hereto, and service of process upon them under any applicable statutes, laws, and rules shall be deemed valid and good.
(Remainder of Page Intentionally Left Blank)

     IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement effective as of the date first set forth above.

COMPANY:

CCA Health Services, LLC

By:	/s/ Scott Craddock
Scott Craddock, President

SOLE MEMBER:

CCA of Tennessee, LLC

By:	/s/ Scott Craddock
Scott Craddock, Assistant Secretary

CCA HEALTH SERVICES, LLC
OPERATING AGREEMENT
Exhibit A
Members
As of December 18, 2008

	Capital	Governance	Financial
Member Name and Address	Contribution	Interest	Interest
CCA of Tennessee, LLC	$100	100%	100%
10 Burton Hills Boulevard
Nashville, Tennessee 37215